December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (214) 589-8910

Mr. Timothy R. Wallace
Chief Executive Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, TX 75207-2401

> **Re: Trinity Industries, Inc.**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 001-06903**

Dear Mr. Wallace:

We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to prior comment 3, your target range for compensation is extremely broad. For instance, you state that you target base salary between the 25th and 75th percentile. Given the breadth of this range, compensation set at the top of the range would differ widely from compensation set at the bottom of the range. In future filings, please provide additional disclosure explaining how the committee determines where, within the range, its actual compensation will fall for a given year.

2. Further, please note that prior comment 3 requests additional disclosure explaining why Mr. Stiles and Mr. Menzies received base salaries outside of the specified range. Please confirm that you will provide additional disclosure addressing this deviation and any other deviations in future filings.

3. We note your response to prior comment 11, please confirm that you will provide disclosure complying with the comment in future filings.

4. While we note your response to our prior comment 12, we re-issue the prior comment. In future filings, please provide additional disclosure explaining your rationale for setting your payment and benefits at the current levels. In so doing, disclose the processes used to determine why the current levels are appropriate and consistent with your compensation objectives.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor